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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO    6        )*

Applied Genetic Technologies Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03820J 10 0

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Cusip No. 03820J 10 0	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS InterWest Partners VIII, LP I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 1,404,515
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,404,515
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (1)
12	TYPE OF REPORTING PERSON PN

(1) Based upon 25,889,625 shares of the Issuer’s Common Stock outstanding as of November 11, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020.

Page 2 of 8 Pages

Cusip No. 03820J 10 0	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS InterWest Management Partners VIII, LLC (the General Partner of InterWest Partners VIII, LP) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 1,404,515
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,404,515
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(1)
12	TYPE OF REPORTING PERSON OO

(1)

Based upon 25,889,625 shares of the Issuer’s Common Stock outstanding as of November 11, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020.

Page 3 of 8 Pages

Cusip No. 03820J 10 0	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners VIII, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 1,404,515
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,404,515
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 4 of 8 Pages

ITEM 1.

(a)	NAME OF ISSUER: Applied Genetic Technologies Corp.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

11801 Research Drive, Suite D, Alachua, Florida 32615

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners VIII, LP (“IWP VIII”)

InterWest Management Partners VIII, LLC (“IMP VIII”)

Gilbert H. Kliman (“Kliman”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

467 First Street, Suite 201, Los Altos, CA 94022

(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

IWP VIII:	California
IMP VIII:	California
Kliman:	United States

Page 5 of 8 Pages

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 03820J 10 0

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP.

	IWP VIII		IMP VIII (1)		Kliman (2)
Beneficial Ownership	1,404,515		1,404,515		1,404,515
Percentage of Class	5.4	% (3)	5.4	% (3)	5.4	% (3)
Sole Voting Power	1,404,515		1,404,515		1,404,515
Shared Voting Power	0		0		0
Sole Dispositive Power	1,404,515		1,404,515		1,404,515
Shared Dispositive Power	0		0		0

(1)	IMP VIII serves as the general partner of IWP VIII.
(2)	Kliman is the Managing Director of IMP VIII. Beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest.
(3)

Based upon 25,889,625 shares of the Issuer’s Common Stock outstanding as of November 11, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020.

Page 6 of 8 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP VIII, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

By:	/s/ Gilbert H. Kliman	INTERWEST PARTNERS VIII, LP
Name:	Gilbert H. Kliman	By:	InterWest Management Partners VIII, LLC
its General Partner

		By:	/s/ Gilbert H. Kliman

INTERWEST MANAGEMENT PARTNERS VIII, LLC

		By:	/s/ Gilbert H. Kliman
Managing Director

Page 8 of 8 Pages